      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1997

                                             REGISTRATION STATEMENT NO. 333 -[ ]

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                  -------------

                         THE GENERAL CHEMICAL GROUP INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                            02-0423437
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                         Identification Number)

                                  -------------

                                  LIBERTY LANE
                          HAMPTON, NEW HAMPSHIRE 03842
                                 (603) 929-2606
                   (Address, including zip code and telephone
                  number, including area code, of Registrant's
                          principal executive offices)

                                ----------------

                               RICHARD R. RUSSELL
                      President and Chief Executive Officer
                         The General Chemical Group Inc.
                                  Liberty Lane
                          Hampton, New Hampshire 03842
                                 (603) 929-2606
            (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                                 ---------------

                 Copies of all communications should be sent to:

                             RAYMOND C. ZEMLIN, P.C.
                           Goodwin, Procter & Hoar LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000

                                 ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                          Proposed            Proposed
    Title of Each Class of              Amount            Maximum             Maximum            Amount of
       Securities to Be                   to           Offering Price        Aggregate         Registration
          Registered                 Be Registered      Per Share(1)     Offering Price(1)          Fee
------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value      3,100,000 Shares       $25.75            $79,825,000         $24,189.39
============================================================================================================

(1) Based upon the average of the high and low sale prices reported on The New York Stock Exchange on June 30, 1997 and estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                   PROSPECTUS

                         THE GENERAL CHEMICAL GROUP INC.

                        3,100,000 Shares of Common Stock

         This Prospectus relates to 3,100,000 shares (the "Shares") of Common Stock, $0.01 par value per share (the "Common Stock"), of The General Chemical Group Inc. (the "Company") to be sold by certain stockholders of the Company (the "Selling Stockholders") from time to time. The Selling Stockholders may sell the Shares from time to time in transactions on The New York Stock Exchange, in negotiated transactions or by a combination of these methods, at fixed prices that may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as a principal, or both. See "Selling Stockholders" and "Plan of Distribution." The Common Stock of the Company is traded under the symbol "GCG" on The New York Stock Exchange. On June 30, 1997, the reported closing price for the Common Stock on The New York Stock Exchange was $26.75.

         The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares (other than underwriting discounts and selling commissions, any applicable transfer taxes and the fees and expenses of counsel to the Selling Stockholders).

        SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

                              --------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------



                 THE DATE OF THIS PROSPECTUS IS JULY 1, 1997.

                              AVAILABLE INFORMATION

        The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. For further information with respect to the Company and the securities covered hereby, reference is made to the Registration Statement and to the exhibits thereto filed as a part thereof. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference section of the Commission at its principal office in Washington, DC. The Commission also maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files proxy statements, reports and other information with the Commission. Such proxy statements, reports and other information filed by the Company may be inspected and copied at prescribed rates at the aforementioned public reference facilities maintained by the Commission. The Common Stock of the Company is traded on The New York Stock Exchange under the symbol "GCG." Reports and other information concerning the Company may be inspected at The New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by the Company with the Commission are incorporated in, and made a part of, this Prospectus by reference as of their respective dates: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997; (3) the definitive Proxy Statement of the Company for the Annual Meeting of Stockholders held May 13, 1997; and (4) the description of the Common Stock of the Company contained in the Company's Registration Statement on Form S-1, dated March 15, 1996 (File No. 33-83766), including all amendments and reports updating such description.

        Each document filed subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any or all of the documents that have been incorporated by reference to the Registration Statement of which this Prospectus is a part, other than exhibits to such documents. Requests should be addressed to: The General Chemical Group Inc., Liberty Lane, Hampton, New Hampshire 03842, Attention: Corporate Secretary (telephone number (603) 929-2606).

                                   THE COMPANY

        The General Chemical Group Inc. (the "Company"), which has a history dating back to 1899, is a diversified manufacturing company predominantly engaged in the production of inorganic chemicals, with manufacturing facilities located in the United States and Canada. Through its Chemical Segment, the Company is a leading producer of soda ash in North America, and a major North American supplier of calcium chloride, sodium and ammonia salts, sulfites, nitrites, aluminum-based chemical products, printing plates and refinery and chemical regeneration services to a broad range of industrial and municipal customers. Through its Manufacturing Segment, the Company manufactures precision and highly engineered stamped and machined metal products, principally automotive engine parts.

        The Company was organized in 1988 as a Delaware corporation. The Company's principal operating subsidiaries were transferred in 1986 by AlliedSignal to a predecessor of the Company, at which time new operating management was installed.

CHEMICAL SEGMENT

        The Company's Chemical Segment accounted for approximately 86 percent of the Company's consolidated 1996 net revenues. Within the Chemical Segment, the industrial chemical product lines consisting of soda ash and calcium chloride accounted for approximately 47 percent of the Company's consolidated 1996 net revenues. Soda ash, an inorganic chemical also referred to as sodium carbonate or alkali, is used in the manufacture of many familiar consumer products found in virtually every home, including glass, soap, detergent, paper, textiles and food. The Company produces natural soda ash through a 51 percent-owned partnership, General Chemical (Soda Ash) Partners ("GCSAP"), at its plant in Green River, Wyoming, and synthetic soda ash through its wholly owned Canadian subsidiary at its plant in Amherstburg, Ontario. General Chemical is the managing partner of GCSAP. Calcium chloride, a co-product of the synthetic soda ash process, is sold primarily for use on Canada's extensive network of unpaved roads for dust control and roadbed stabilization during the summer and on highways for melting ice in the Northeast United States during the winter.

        The Company's Chemical Segment also includes the derivative products and services product lines which accounted for approximately 39 percent of the Company's consolidated 1996 net revenues. The derivative products and services product lines encompass a wide range of products, including sulfuric acid, sodium and ammonia salts, sulfites, aluminum-based chemical products and nitrites, that are derived principally from the Company's production of soda ash and regeneration of sulfuric acid. These derivative products are categorized into five major product line groups whose end markets include refinery and chemical sulfuric acid regeneration, water treatment, photo chemicals, pulp and paper, chemical processing, semiconductor devices and printing.

MANUFACTURING SEGMENT

        The Company's Manufacturing Segment accounted for approximately 14 percent of the Company's consolidated 1996 net revenues and specializes in the manufacture of precision and highly engineered stamped and machined metal products for the automotive industry. These products consist primarily of automotive engine components such as rocker arms, roller rocker arms and roller followers.

        This Prospectus, including the information incorporated herein by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results could differ materially from those projected in the forward-looking statements set forth in this Prospectus including the information incorporated herein by reference. Investors should carefully consider the discussion of risk factors below, in addition to the other information contained in this Prospectus, in connection with an investment in the Shares offered hereby.

                                  RISK FACTORS

        In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

        Prospective purchasers should carefully consider all the information in this Prospectus and in particular the following before deciding to purchase any Shares.

INDUSTRY CYCLICALITY AND COMPETITION

        The chemical industry has historically experienced periodic downturns that have had an adverse effect on the industry as a whole and on the Company and its profits. Furthermore, certain of the businesses in which the Company engages are highly competitive.

        The profitability of the Company's operations is affected by the market price of soda ash more than any other factor. The price of soda ash has fluctuated in recent years and is affected by numerous factors beyond the Company's control -- such as increases in industry capacity, decreases in demand for soda ash (or its end-use products such as glass, sodium based chemicals and detergents) and the change in price and/or availability of substitute products -- the effect of which cannot be accurately predicted.

        Historically, the price of soda ash has fluctuated based on the rate of industry capacity utilization by U.S. producers. In general, over time, profitability increases and decreases with concomitant increases and decreases in the industry utilization rate. Although pricing is lower in 1997 due to recent expansions by several producers, industry operating rates are expected to remain high.

        In addition, several existing U.S. natural soda ash producers have announced capacity expansions totaling in excess of 2.0 million tons over the 1998-2003 time frame. While it is uncertain whether all the expansions will occur, based on current market conditions, the Company believes that export growth, the closure of additional synthetic soda ash facilities outside North America and new customer applications for soda ash will increase demand for U.S. soda ash to absorb the potential new capacity. Absent such improvements, if completed, the announced expansions would likely lower the industry utilization rate.

        In addition, in 1993, a company controlled by a private entrepreneur announced plans to construct a 1.0 million-ton trona-benefication plant at Green River, Wyoming, employing new (and yet to be commercialized) technology. While there can be no assurance that this plant will not proceed, its construction is contingent upon obtaining all of the necessary regulatory approvals and permits, mineral leases and financing. It is uncertain at this time whether any or all of these requirements have been or will be met.

        The soda ash industry, like other domestic industries with significant export volume, faces certain competitive pressures overseas. In this regard, fluctuations in the value of the U.S. dollar can alter the competitiveness of U.S. soda ash sold in overseas markets.

        With respect to calcium chloride, the Company, with 450,000 tons of capacity, is the largest producer of calcium chloride in Canada and the second largest in North America. Its major competitors are Dow Chemical, Tetra Technologies and local producers in Western Canada. In 1996, total industry capacity in the United States and Canada was approximately 1.9 million tons. During 1997, Ambar, Inc., an oil services company, began production of calcium chloride in Michigan with an announced plant capacity of 300,000 tons.

RICHMOND WORKS JULY 26, 1993 INCIDENT

        On July 26, 1993, a pressure relief device on a railroad tank car containing oleum that was being unloaded at the Company's Richmond, California, facility ruptured during the unloading process, causing the release of a significant amount of sulfur trioxide. Approximately 150 lawsuits seeking substantial amounts of damages were filed against the Company on behalf of in excess of 60,000 claimants in municipal and superior courts of California (Contra Costa and San Francisco counties) and in federal court (United States District Court for the Northern District of California). All state court cases were coordinated before a coordination trial judge (In Re GCC Richmond Works Cases, JCCP No. 2906) and the federal court cases were stayed until completion of the state court cases.

        After several months of negotiation under the supervision of a settlement master, the Company and a court-approved plaintiffs' management committee executed a comprehensive settlement agreement which resolved the claims of approximately 95 percent of the claimants who filed lawsuits arising out of the July 26th incident, including the federal court cases. After a final settlement approval hearing on October 27, 1995, the coordination trial judge approved the settlement on November 22, 1995.

        Pursuant to the terms of the settlement agreement, the Company, with funds to be provided by its insurers pursuant to the terms of the insurance policies described below, has agreed to make available a maximum of $180 million to implement the settlement. Various "funds" and "pools" are established by the settlement agreement to compensate claimants in different subclasses who meet certain requirements. Of this amount, $24 million has been allocated for punitive damages, notwithstanding the Company's strong belief that punitive damages are not warranted. The settlement also makes available $23 million of this $180 million for the payment of legal fees and litigation costs to class counsel and the plaintiffs' management committee.

        The settlement agreement provides, among other things, that while claimants may "opt out" of the compensatory damages portion of the settlement and pursue their own cases separate and apart from the class settlement mechanism, they have no right to opt out of the punitive damages portion of the settlement. Consequently, under the terms of the settlement, no party may seek punitive damages from the Company outside of those provided by the settlement. Approximately 2,800 claimants, which constitutes less than 5 percent of the total number of claimants, have elected to so opt out. Except with respect to compensatory damage claims by claimants electing to opt out, the settlement fully releases from all claims arising out of the July 26, 1993 incident the Company and all of its related entities, shareholders, directors, officers and employees, and all other entities who have been or could have been sued as a result of the July 26th incident, including all those who have sought or could seek indemnity from the Company.

        Notices of appeal of all or portions of the settlement approved by the court have been filed by five law firms representing approximately 2,750 of the opt-outs, with 2,700 of these claimants represented by the same law firm. Virtually all of these claimants have not specified the amount of their claims in court documents, although the Company believes that their alleged injuries are no different in nature or extent than those alleged by the settling claimants. On May 8, 1996, the California Court of Appeals dismissed each of the appeals that had been filed challenging the trial court's approval of the class action settlement. The Court of Appeals dismissed the appeal relating to the trial court's rulings on the plaintiffs' attorneys' fees on the ground that the appealing attorneys lacked standing to appeal. The Court of Appeals also dismissed each of the other grounds for appeal, ruling that the trial court's orders and rulings approving the settlement were not presently appealable, if at all, by the appealing claimants since they had all elected to opt out of the settlement. The appealing attorneys and some of the appealing claimants filed a petition for review with the California Supreme Court which, on August 15, 1996, elected not to review the Court of Appeals' decision.

        On March 11, 1997, the coordination judge dismissed the claims of 1,269 of the approximately 2,750 opt-out claimants, primarily on the grounds that they had failed to comply with previous pre-trial orders. On April 18, 1997, the California Court of Appeals denied a petition for review of the dismissals filed by attorneys for the dismissed opt-out claimants, thereby electing not to review the decision. The same attorneys have filed a petition with the California

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Supreme Court for review of the California Court of Appeals' denial of their prior petition, and the California Supreme Court denied this petition on June 11, 1997.

        The settlement includes various terms and conditions designed to protect the Company in the event that the settlement as approved by the court is overturned or modified on appeal. If such an overturn or modification occurs, the Company has the right to terminate the settlement and make no further settlement payments, and any then unexpended portions of the settlement proceeds (including, without limitation, the $24 million punitive damage fund) would be available to address any expenses and liabilities that might arise from any such an overturn or modification. In addition, in the event that the settlement as approved by the court is overturned or modified on appeal, the release document signed by settling claimants contains language which fully releases the Company from any further claims, either for compensatory or punitive damages, arising out of the July 26, 1993 incident. The Company has presently obtained releases from over 94 percent of the settling claimants and believes that it will have obtained the majority of releases from the remaining settling claimants prior to any such appeal being ruled on by an appellate court.

        It is possible that one or more of the opt-out claimants, once their opt-out cases are finally litigated through trial, may attempt to refile all or a portion of the appeals that were dismissed by the California Court of Appeals. While there can be no assurances regarding how an appellate court might rule in the event of a refiling of an appeal of the settlement, the Company believes that the settlement will be upheld on appeal. In the event of a reversal or modification of the settlement on appeal, with respect to lawsuits by any then remaining claimants (opt-outs and settling claimants who have not signed releases) the Company believes that, whether or not it elects to terminate the settlement in the event it is overturned or modified on appeal, it will have adequate resources from its available insurance coverage to vigorously defend these lawsuits through their ultimate conclusion, whether by trial or settlement. However, in the event the settlement is overturned or modified on appeal, there can be no assurance that the Company's ultimate liability resulting from the July 26, 1993 incident would not exceed the available insurance coverage by an amount which could be material to its financial condition or results of operations, nor is the Company able to estimate or predict a range of what such ultimate liability might be, if any.

        The Company has insurance coverage relating to this incident which totals $200 million. The first two layers of coverage total $25 million with a sublimit of $12 million applicable to the July 26, 1993 incident, and the Company also has excess insurance policies of $175 million over the first two layers. The Company reached an agreement with the carrier for the first two layers whereby the carrier paid the Company $16 million in settlement of all claims the Company had against that carrier. In the third quarter of 1994, the Company recorded a $9 million charge to earnings for costs which the Company incurred related to this matter. The Company's excess insurance policies, which are written by two Bermuda-based insurers, provide coverage for compensatory as well as punitive damages. Both insurers have executed agreements with the Company confirming their respective commitments to fund the settlement as required by their insurance policies with the Company and as described in the settlement agreement. In addition, these same insurers currently continue to provide substantially the same insurance coverage to the Company.

LEVERAGE

        The Company had $234.6 million of total long-term debt at December 31, 1996. The Company will be required to repay $17.4 million of long-term debt in 1997. The high level of the Company's indebtedness poses risks to investors in the Shares, including the risks that the Company might not generate sufficient cash flow to service the Company's obligations, that the Company might not be able to obtain additional financing in the future and that the Company may be more highly leveraged than certain of its competitors which may put it at a competitive disadvantage. The Company's ability to service its debt will depend on its future performance, which will be subject to prevailing economic and competitive conditions and to other factors.

VOTING CONTROL BY AND RELATIONSHIP WITH PRINCIPAL STOCKHOLDERS; ANTI-TAKEOVER EFFECT OF DUAL CLASSES OF STOCK

        Holders of Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share. Paul M. Montrone, Chairman of the Board of Directors, and a grantor retained annuity trust (the "GRAT") of which Mr. Montrone is a beneficiary and currently a co-trustee, beneficially own approximately 59% and 41%, respectively, of the outstanding Class B Common Stock. These holdings of Class B Common Stock represent in the aggregate approximately 90% of the combined voting power of the outstanding shares of Common

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



Stock and Class B Common Stock. Accordingly, Mr. Montrone alone has sufficient voting power (without the consent of any other stockholder of the Company) to elect the entire Board of Directors of the Company and, in general, to determine the outcome of any corporate transactions or other matters submitted to the stockholders for approval, including mergers and sales of assets, and to prevent, or cause, a change in control of the Company. Mr. Montrone's ability to affect the business affairs and operations of the Company is increased by his position as Chairman of the Company's Board of Directors. In addition, Mr. Montrone may from time to time acquire shares of Common Stock or warrants, options or rights to acquire shares of Common Stock in the open market or in privately negotiated transactions, and the Company has entered into an agreement with Mr. Montrone pursuant to which the Company has agreed not to take any actions attempting to interfere with any such acquisitions. In April 1996, the Company entered into a Stockholder Agreement with the GRAT pursuant to which the GRAT granted to the Company a right of first refusal with respect to any transfer of shares of Common Stock by the GRAT through March 31, 2001. In exchange, the Company agreed to register for sale under the Securities Act of 1933, as amended, at any time beginning on March 1, 1997 and ending on March 1, 2001, shares of Common Stock which the GRAT may from time to time distribute to Mr. Montrone or his assignees, although Mr. Montrone would not be obligated to sell any such shares of Common Stock.

        Mr. Montrone and Paul Meister, a Director of the Company, are Managing Directors of Latona Associates Inc. (the "Management Company"), a management company controlled by Mr. Montrone. On January 1, 1995, the Company entered into an agreement with the Management Company to provide the Company with strategic guidance and advice related to financings, security offerings, recapitalizations and restructures, tax, corporate secretarial, employee benefit and other administrative services as well as to provide advice regarding the Company's automotive parts manufacturing businesses. In 1996, Mr. Meister joined the Management Company with the objective of enhancing its ability to provide these strategic services and to develop and pursue acquisitions and business combinations designed to enhance the long-term growth prospects and value of the Company.

        Under its agreement with the Management Company, the Company agreed to pay (and did pay during 1996) the Management Company an annual fee of $5.6 million, payable quarterly in advance, adjusted annually after 1995 for increases in the U.S. Department of Labor, Bureau of Labor Statistics, Consumer Price Index. In addition, in connection with any acquisition or business combination with respect to which the Management Company advises the Company, the Company has agreed to pay the Management Company additional fees comparable to those received by investment banking firms for such services (subject to the approval of a majority of the independent directors of the Company). The agreement extends through December 31, 2004. The agreement may be terminated by either party if the other party ceases, or threatens to cease, to carry on its business, or commits a material breach of the agreement which is not remedied within 30 days of notice of such breach. The agreement may also be terminated by the Company if Mr. Montrone ceases to hold, directly or indirectly, shares of the Company's capital stock constituting at least 20 percent of the total of all shares of Common Stock and Class B Common Stock then issued and outstanding. The terms of the agreement between the Company and the Management Company were not the result of arm's length negotiations. The Company has adopted a policy that any amendment to, waiver of, extension of or other change in the terms of the agreement with the Management Company, as well as any transactions perceived to involve potential conflicts of interest, will require the approval of a majority of the independent directors of the Company.

ENVIRONMENTAL CONSIDERATIONS

        General. The Company's operations are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S. and Canada. The Company believes that it is in substantial compliance with such laws and regulations. However, as a result of the Company's operations, it is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. These include several currently pending administrative proceedings concerning alleged environmental violations at the Company's facilities. Based on information available at this time with respect to potential liability involving these proceedings and inquires, the Company believes that any such liability would not have a material adverse effect on its financial position or results of operations. In addition, modifications of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, as well as the discovery of additional or unknown environmental contamination, if any, at the Company's facilities, could require expenditures which might be material to or otherwise impact the Company's operations.

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



        Accruals/Insurance. The Company's accruals for environmental liabilities are recorded based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Accruals for environmental matters were $16.6 million and $16.3 million at December 31, 1995 and 1996, respectively. The Company maintains a comprehensive insurance program, including customary comprehensive general liability insurance for bodily injury and property damage caused by various activities and occurrences and significant excess coverage to insure catastrophic occurrences such as the July 26, 1993 Richmond, California, incident. The Company does not maintain any insurance related specifically to remediation of existing or future environmental contamination, if any.

LABOR RELATIONS

        As of December 31, 1996, of the Company's 2,256 employees, 1,248 were represented by ten different unions through 25 separate contracts. As a result, the Company may be subject to work stoppages, strikes or other labor disruptions. Since the beginning of 1986, the Company has been involved in a total of 119 labor negotiations, only five of which have resulted in labor disruptions. During each of these labor disruptions, Company management has operated the plants and supplied customers without interruption until the labor disruption was settled and a new contract agreed upon. In this respect, several contracts, including contracts covering employees at the Company's North Claymont, Delaware and Richmond, California facilities are up for renewal during 1997.

EFFECT OF CERTAIN ANTITAKEOVER PROVISIONS

        Certain provisions of the Company's certificate of incorporation and By-Laws could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest, involving the Company, even if such events would be beneficial, in the short term, to the interests of the stockholders. The Company's certificate of incorporation and By-Laws provide for, among other things, two classes of Common Stock, exclusive authority of the Chairman of the Board of Directors, the President or a majority of directors, unless otherwise required by law, to call special meetings of the stockholders, and certain advance notice requirements for stockholder proposals, including nominations for election to the Board of Directors. In addition, the Company's Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and relative, participating, option or other special rights and qualifications, limitations or restrictions thereof without stockholder approval.

OPERATING HAZARDS

        The Company's revenues are dependent on the continued operation of its various manufacturing facilities. The operation of chemical manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural disasters and the need to comply with directives of government agencies. The occurrence of material operational problems, including but not limited to the above events, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or with respect to certain facilities, the Company as a whole, during the period of such operational difficulties.

        The Company's operations are also subject to various hazards incident to the production of industrial chemicals, including the use, handling, processing, storage and transportation of certain hazardous materials. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. Claims arising from any future catastrophic occurrence may result in the Company being named as a defendant in lawsuits asserting potentially large claims.

GENERAL LITIGATION EXPENSE

        In addition to the matters discussed above, because the production of certain chemicals involves the use, handling, processing, storage and transportation of hazardous materials, and because certain of the Company's products constitute or contain hazardous materials, the Company has been subject to claims of injury from direct exposure to such materials and from indirect exposure when such materials are incorporated into other companies' products. There can be no assurance that as a result of past or future operations, there will not be additional claims of injury by employees or members of the public due to exposure, or alleged exposure, to such materials.

Furthermore, the Company also has exposure to present and future claims with respect to workplace exposure, workers' compensation and other matters, arising from events both prior to and after the Offering. There can be no assurance as to the actual amount of these liabilities or the timing thereof.

                                 USE OF PROCEEDS

       The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                               REGISTRATION RIGHTS

       The registration of the Shares pursuant to the Registration Statement of which this Prospectus is a part will discharge certain of the Company's obligations under the terms of a Registration Rights Agreement, dated April 22, 1997, which the Company entered into in connection with the sale by a stockholder of the Company of 3,100,000 shares of Common Stock to the Selling Stockholders (the "Registration Rights Agreement").

       Pursuant to the Registration Rights Agreement, the Company has agreed to pay all expenses of registering the Shares (other than brokerage and underwriting commissions, taxes of any kind and any legal, accounting and other expenses incurred by a holder thereunder). The Company also has agreed under the Registration Rights Agreement to indemnify each Selling Stockholder and its directors, officers, employees and agents and any person who controls any Selling Stockholder against losses, claims, damages, expenses and liabilities arising under the securities laws in connection with the Registration Statement or this Prospectus, except to the extent that such liabilities arise out of or are based upon any untrue or alleged untrue statement or omission in any information furnished in writing to the Company by the Selling Stockholder expressly for use in the Registration Statement or this Prospectus or an amendment or supplement thereto. In addition, each Selling Stockholder under the Registration Rights Agreement agreed to indemnify the Company and each other Stockholder and each of their respective directors, officers, employees and agents and any person who controls any of them, against all losses, claims, damages, expenses and liabilities arising under the securities laws insofar as such losses, claims, damages or liabilities relate to information furnished to the Company by such Selling Stockholder for use in the Registration Statement or Prospectus or an amendment or supplement thereto.

                              SELLING STOCKHOLDERS

       The Shares are to be offered by and for the respective accounts of the Selling Stockholders. The following table sets forth the name and number of shares of Common Stock owned by each Selling Stockholder as of April 22, 1997. The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders. Because the Selling Stockholders may sell all, some or none of the Shares, the Company has assumed that the Selling Stockholders will sell all of the Shares in determining the number and percentage of shares of Common Stock that each Selling Stockholder will own upon completion of the offering to which this Prospectus relates. The amounts set forth below are based upon information provided by the Selling Stockholders and are accurate to the best knowledge of the Company.

       Mr. John W. Gildea, one of the Selling Stockholders set forth below, is a director of the Company. In addition, Mr. Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President, a director and sole stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has the power to dispose of the 500,000 shares of Common Stock owned by Network Fund III, Ltd., one of the Selling Stockholders set forth below, by virtue of an Investment Advisory Agreement between GMC and Network Fund III, Ltd.




                                                                                                     Shares of
                                                     Shares of                                  Common Stock Owned
                                                   Common Stock              Shares of          After the Offering
                                                Beneficially Owned         Common Stock        ---------------------
Selling Stockholder                            as of April 22, 1997       Offered Hereby       Number        Percent
-------------------                            --------------------       --------------       ------        -------
American Opportunity Trust                            100,000                 100,000             0              0%

Banque Edouard Constant SA, Geneva                     25,000                  25,000             0              0

CSL Associates, LP                                     15,000                  15,000             0              0

EOS Partners, LP                                       50,000                  50,000             0              0

Equitable Life Assurance Society                      650,000                 650,000             0              0

First Chicago Capital Corporation                     500,000                 500,000             0              0

Gildea Investment Company Defined Benefit Plan         25,000                  25,000             0              0

Gildea, John W.                                        75,000                  75,000             0              0

JO Hambro & Partners - Isle of Man Account 2           42,000                  42,000             0              0

JO Hambro & Partners - Main Account                     8,000                   8,000             0              0

Massachusetts Mutual Life Insurance Company            69,250                  69,250             0              0

MASSMUTUAL High Yield Partners LLC                     92,300                  92,300             0              0

MASSMUTUAL Long Term Pool                             138,450                 138,450             0              0

Network Fund III, Ltd.                                500,000                 500,000             0              0

North Atlantic Smaller Companies                      275,000                 275,000             0              0

NUFI                                                  150,000                 150,000             0              0

O'Donnell, William P.                                  10,000                  10,000             0              0

ORYX International Growth Fund                         75,000                  75,000             0              0

Swiss Bank Corporation (Luxembourg) SA Luxembourg     225,000                 225,000             0              0

The Chelverton Fund Limited                             6,000                   6,000             0              0

The Tail Wind Fund Ltd.                                19,000                  19,000             0              0

Volla, Steven L. and Volla, Stephanie D. JT            50,000                  50,000             0              0
                                                    ---------               ---------            ---            ---
Total                                               3,100,000               3,100,000             0              0%
                                                    =========               =========            ===            ===



                              PLAN OF DISTRIBUTION

       Shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in transactions on The New York Stock Exchange or otherwise at prices related to the then current market price or in negotiated transactions. The Selling Stockholders may also make private sales either directly or through a broker or brokers. Sales may also be made through the writing of options. Sales to or through a broker may be effected by one or more of the following methods: (a) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction. The Company has been advised by the Selling Stockholders that they have not, as of the date hereof, made any arrangements relating to the distribution of the Shares covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated prior to the sale.

       In offering the shares of Common Stock covered hereby, the Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act.

       The Company has agreed to indemnify each Selling Stockholder against any liabilities, under the Securities Act or otherwise, arising out of or based upon any untrue or alleged untrue statement of a material fact in the Registration Statement or this Prospectus or by any omission of a material fact required to be stated therein except to the extent that such liabilities arise out of or are based upon any untrue or alleged untrue statement or omission in any information furnished in writing to the Company by the Selling Stockholder expressly for use in the Registration Statement or this Prospectus or an amendment or supplement thereto.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

       The validity of the issuance of the Shares offered hereby will be passed upon for the Company by its counsel, Goodwin, Procter & Hoar LLP, Exchange Place, Boston, Massachusetts 02109-2881.

                                     EXPERTS

       The consolidated financial statements of The General Chemical Group Inc. and its subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been incorporated by reference herein and in the Registration Statement in reliance upon the report, dated February 14, 1997, of Deloitte & Touche LLP, independent certified public accountants, incorporated by reference herein and given upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.






                           ---------------------------

                                TABLE OF CONTENTS

                           ---------------------------


                                                                                                                      Page
                                                                                                                      ----
Available Information....................................................................................................2

Incorporation of Certain Documents by Reference..........................................................................2

The Company..............................................................................................................3

Risk Factors.............................................................................................................4

Use of Proceeds.........................................................................................................10

Registration Rights.....................................................................................................10

Selling Stockholders....................................................................................................11

Plan of Distribution....................................................................................................12

Legal Matters...........................................................................................................12

Experts.................................................................................................................12

                           ---------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                3,100,000 Shares

                              THE GENERAL CHEMICAL
                                   GROUP INC.



                                  COMMON STOCK





                           ---------------------------
                                   PROSPECTUS
                           ---------------------------






                                    July 1, 1997



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION. (1)

        The following are the estimated expenses of issuance and distribution of the Shares registered hereunder on Form S-3:



        SEC Registration Fee........................................................        $24,190
        Legal Fees and Expenses.....................................................         30,000
        Blue Sky Qualification Fees and Expenses....................................          2,500
        Miscellaneous...............................................................         25,000
                                                                                            -------
              Total.................................................................        $81,690
                                                                                            =======

(1) The amounts set forth above, except for the SEC Registration Fee, are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The By-Laws of the Company provide that Directors and officers of the Company shall be, and at the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company and further permits the advancing of expenses incurred in defending claims. The By-Laws of the Company also provide that the right of Directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any By-Law, agreement, vote of stockholders or otherwise. The Company's Certificate of Incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of Directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the Director has breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a Director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

ITEM 16.  EXHIBITS.

EXHIBIT
NO.                        DESCRIPTION
-------                    -----------

5                          Opinion of Goodwin, Procter & Hoar LLP
23.1                       Consent of Deloitte & Touche LLP
23.2                       Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5)
24                         Power of Attorney (included on signature page)
99.1                       Registration Rights Agreement, dated April 22, 1997, between the Company and the Selling
                           Stockholders



ITEM 17.  UNDERTAKINGS.

         A.       The undersigned Registrant hereby undertakes to:

                  1. File, during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      to include any prospectus required by
                                    Section 10(a)(3) of the Securities Act;

                           (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) herein do not apply if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the undersigned Registrant under the Exchange Act.

                  2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
                  Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hampton, state of New Hampshire, on July 1, 1997.

                                                 THE GENERAL CHEMICAL GROUP INC.

                                                 By: /s/ Ralph M. Passino
                                                    ----------------------------
                                                         Ralph M. Passino
                                                         Vice President and
                                                         Chief Financial Officer

        KNOW ALL MEN BY THESE PRESENTS, each of the undersigned officers and Directors of The General Chemical Group Inc. hereby severally constitutes Richard R. Russell and Ralph M. Passino and each of them singly, his true and lawful attorneys with full power to them, and each of them singly, to sign for the undersigned and in his name in the capacity indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in his name and in his capacity as an officer or Director to enable The General Chemical Group Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming his signature as it may be signed by his said attorney, or any of them, to said Registration Statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               Signature                                       Title                               Date
               ---------                                       -----                               ----

 /s/ Paul M. Montrone                            Chairman of the Board and Director                   July 1, 1997
------------------------------
Paul M. Montrone


 /s/ Richard R. Russell                          President, Chief Executive Officer                   July 1, 1997
------------------------------                   and Director (Principal Executive
Richard R. Russell                               Officer)


 /s/ Ralph M. Passino                            Vice President and Chief Financial                   July 1, 1997
------------------------------                   Officer (Principal Financial and
Ralph M. Passino                                 Accounting Officer)


 /s/ Philip E. Beekman                           Director                                             July 1, 1997
------------------------------
Philip E. Beekman


 /s/ John W. Gildea                              Director                                             July 1, 1997
------------------------------
John W. Gildea


 /s/ Gerald J. Lewis                             Director                                             July 1, 1997
------------------------------
Gerald J. Lewis







 /s/ Paul M. Meister                             Director                                            July 1, 1997
------------------------------
Paul M. Meister


 /s/ Scott M. Sperling                           Director                                            July 1, 1997
------------------------------
Scott M. Sperling


 /s/ Ira Stepanian                               Director                                            July 1, 1997
------------------------------
Ira Stepanian


                                  EXHIBIT INDEX


Exhibit
Number                Description
------                -----------
5                     -Opinion of Goodwin, Procter & Hoar LLP
23.1                  -Consent of Deloitte & Touche LLP
23.2                  -Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5)
24                    -Power of Attorney (included on signature page)
99.1                  -Registration Rights Agreement, dated April 22, 1997, between the Company and the Selling
                       Stockholders